Exhibit 12

                            AMERITECH CORPORATION
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 FOR THE FIVE YEARS ENDED DECEMBER 31, 1996
                            (Dollars in Millions)

                               1996      1995      1994      1993      1992
                               ----      ----      ----      ----      ----
EARNINGS

 Income before interest,
  income taxes, extraordinary
  item and cumulative effect
  of change in accounting
  principles andundistributed
  equity earnings........ $  3,726  $  3,537  $  2,162  $  2,707  $  2,470

 Preferred dividends
  of subsidiary (3).....        13         9         2        --        --

 Portion of rent expense
  representing interest..        73        67        64        65        65

 Michigan
  Single Business Tax....        43        34        33        28        25
                           --------  --------  --------  --------  --------
   Total earnings
    (1) (2)..............  $  3,855  $  3,647  $  2,261  $  2,800  $  2,560
                           ========  ========  ========  ========  ========
FIXED CHARGES

 Interest expense........  $    514  $    469  $    435  $    453  $    496

 Preferred dividends
  of subsidiary (3).....        13         9         2        --        --

 Capitalized interest....        28        20        13        11         8

 Portion of rent expense
  representing interest..        73        67        64        65        65
                           --------  --------  --------  --------  --------
   Total fixed charges...  $    628  $    565  $    514  $    529  $    569
                           ========  ========  ========  ========  ========
RATIO OF EARNINGS TO FIXED
CHARGES AND PREFERRED
DIVIDENDS................      6.14      6.45      4.40      5.29      4.50
                           ========  ========  ========  ========  ========

(1) The results for 1995 reflect a $134 million pretax credit primarily from settlement gains resulting from lump sum pension payments from the pension plan to former employees who left the business in the nonmanagement  work  force  restructuring,  partially  offset  by  $74 million associated with increased force costs related to the restructuring started in 1994, as well as a $58 million charge recorded to write down certain data processing equipment to net realizable value. Results for 1994 reflect a $728 million pretax charge associated with the nonmanagement work force restructuring. Costs of the work force restructuring program have largely been funded from the Ameritech Pension Plan.

(2) Earnings are income before income taxes and fixed charges. Since the Michigan Single Business Tax ("the Tax") and rental expense have been deducted, the Tax and the one-third portion of rental expense considered to be fixed charges are added back.

(3) For purposes of above computation, the preferred stock dividend requirement of a subsidiary has been increased to an amount representing the pretax earnings which would be required to cover the dividend requirements.